

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 10, 2011

<u>Via Mail and Facsimile (212-983-3115)</u>

Michail S. Zolotas
Chief Executive Officer
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
Piraeus Greece 185 38

> **Re: NewLead Holdings Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 18, 2010**
> **File No. 1-32520**
> **Response Letter Filed January 5, 2011**

Dear Mr. Zolotas:

    We refer you to our comment letters dated November 10, 2010 and September 29,2010 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

                                    Sincerely,

                                    Cecilia Blye, Chief
                                    Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Todd Mason, Esq. (via facsimile)
        Mintz Levin